EXHIBIT 21.1

Sarepta Therapeutics, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sarepta Securities Corp.	Massachusetts, USA
Myonexus Therapeutics, Inc.	Delaware, USA
ST International Holdings Two, Inc.	Delaware, USA
Sarepta Therapeutics Three, LLC	Delaware, USA